Exhibit 99.1

April 11, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of SEBI (LODR) Regulations, 2015

Pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan Company Secretary

Encl: as above

Wipro acquires Convergence Acceleration Solutions to expand its consulting capabilities for communications service providers

The acquisition will help Wipro drive large scale business and technology transformation for clients

NEW YORK, USA | BANGALORE, INDIA — April 11, 2022: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced that it has acquired Convergence Acceleration Solutions, LLC (CAS Group), a U.S.-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers.

CAS Group’s deep-rooted client relationships and strong domain expertise, combined with Wipro’s execution capabilities will deliver an end-to-end professional services solution and immediate impact to clients. The joint entity will provide clients with services ranging from strategy development and planning to execution and implementation.

“CAS Group brings to Wipro a uniquely complementary set of capabilities,” said Philippe Dintrans, Senior Vice President & Global Head, Domain & Consulting, Wipro Limited. “Their long-standing strategic partnerships with some of the largest communications service providers, combined with deep expertise in large scale transformation projects, will allow us to achieve a significant competitive advantage in this high-growth sector. As we continue to execute on our ambitious growth agenda, we are thrilled to welcome CAS Group as the latest addition to the Wipro family and look forward to bringing our full strength to clients.”

CAS Group, founded in 2007, delivers strategic transformation programs to clients across 17 centers of service including mobile/wireless, business, and fiber-optic services, as well as cable, data, and telecom retail solutions. CAS Group’s expansive range of services include operational support system (OSS) and business support system (BSS) transformation, application modernization, broadband infrastructure services, and telco network enablement of digital products, such as 5G, Internet of Things (IoT), and Network as a Service.

“Communications service providers in North America are at the cusp of significant transformation driven by new connectivity technologies, solutions, and differentiated business models,” said Malay Joshi, Senior Vice President and Sector Head for Communications, Media & Information Services at Wipro. “CAS Group aligns very well with Wipro’s strategic priorities of strengthening our client partnerships by providing differentiated business solutions with talent at scale in the markets we serve. Combined with Wipro’s deep engineering prowess and extensive capabilities in Cloud, IoT, 5G commercialization, as well as our comprehensive digital business offerings—everything from customer experience and digital design to security and compliance—the addition of CAS Group to Wipro family will bring clients end-to-end global technology, consulting, and business transformation capabilities.”

John McAleer, Chief Executive Officer, CAS Group, added, “As we embark on the next phase of our growth journey, we are excited to bring our clients a broader set of solutions that will empower them to realize their transformation goals. We are extremely proud of our team and thankful to our clients who made our remarkable success possible. Joining Wipro will allow us to deliver our unique and specialized set of capabilities at a global scale, bringing more value, more insights, and the strength of one of the world’s largest technology services companies to our clients and employees.”

CAS Group acquisition is yet another step in Wipro’s transformation journey toward becoming a sought-after strategic partner for clients’ most complex business transformation needs.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Convergence Acceleration Solutions

Convergence Acceleration Solutions, LLC is an independent consulting firm offering strategic business and technology advisory services for the telecommunications industry and their partners. We have 138 consultants with deep expertise and real-world experience with a 14-year track record of proven results with some of the largest telecommunication companies in North America.

ILLUM Partners, served as exclusive financial advisor to Convergence Acceleration Solutions, LLC in the transaction. Thompson Hine LLP represented Convergence Acceleration Solutions, LLC as transaction legal advisors.

Media Contact:

Sanuber Grohe

sanuber.grohe@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations, and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	Convergence Acceleration Solutions, LLC (CAS Group)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Consulting and program management company for communications service providers.

4	Acquisition objectives	CAS Group’s deep-rooted client relationships and strong domain expertise, combined with Wipro’s execution capabilities will deliver an end-to-end professional services solution and immediate impact to communication service provider customers. The joint entity will provide clients with services ranging from strategy development and planning to execution and implementation.

5	Government & regulatory Approval required	None

6	Time period for completion	The transaction is expected to be completed before April 12, 2022

7	Nature of consideration	Cash

8	Purchase consideration	Upfront consideration of USD 50 Mn and contingent consideration of USD 30 Mn to be payable over 3 years

9	Shares acquired	100%

10	Target Information

CAS Group, founded in 2007, delivers strategic transformation programs to clients across 17 centers of service including mobile/wireless, business, and fiber-optic services, as well as cable, data, and telecom retail solutions. CAS Group’s expansive range of services include operational support system (OSS) and business support system (BSS) transformation, application modernization, broadband infrastructure services, and telco network enablement of digital products, such as 5G, Internet of Things (IoT), and Network as a Service. CAS Group is privately held and has a workforce of 145 employees.

Last three years’ reported revenues (year-ended 31 December): $20.1 Mn (CY19), $21.0 Mn (CY20), $28.1 Mn (CY21)